EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$47,878

Amortization of Debt Premium, Discount and Expense	390

Interest Component of Rentals	12

Total Fixed Charges	$48,280

EARNINGS:

Net Income	$96,629

Add:

Income Taxes Applicable to Utility Operating Income	66,216

Income Taxes Applicable to Non-Utility Operating Income	(1,191)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,677)

Total Fixed Charges	48,280

Total Earnings	$206,257

Ratio of Earnings to Fixed Charges	4.3